Mail Stop 0510

      April 21, 2005

Via U.S. mail and facsimile

Mr. Jeffry B. Johnson
Treasurer and Chief Financial Officer
Scott`s Liquid Gold-Inc.
4880 Havana Street
Denver, Colorado 80239

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Schedule 14A filed on April 5, 2005
			File No. 1-13458

Dear Mr. Johnson:

	We have reviewed your response letter dated April 12, 2005 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comment applicable to your overall filings

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note 5.  Income Taxes, page 33

2. We note your response to prior comment 4. We remind you that paragraph 42 of SFAS 109 states that it is not appropriate to offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions. It is not clear how your current presentation and accounting of deferred income taxes complies with this guidance. Please provide us with a tax analysis for each tax jurisdiction including Colorado and United States federal. Each tax analysis should include the deferred tax assets, deferred tax liabilities, and valuation allowance recorded for each tax jurisdiction as well as the components of each of these amounts.
Please also provide us with a detailed explanation for each tax jurisdiction as to how you determined a full valuation allowance was not necessary for your deferred tax assets at December 31, 2004, December 31, 2003, and December 31, 2002.

SCHEDULE 14A FILED ON APRIL 5, 2005

3. Please describe in future filings the nature of the services provided by your principal accountant in exchange for the fees included under the caption "All other fees." Refer to Item
9(e)(4)
of Schedule 14A.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 942-7769 or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,




							Rufus Decker
							Accounting Branch Chief
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Mr. Jeffry B. Johnson
April 21, 2005
Page 2 of 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE